The Fresh Market Holdings, Inc.

300 N. Greene Street, Suite 1100

Greensboro, NC 27401

July 13, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	The Fresh Market Holdings, Inc.

Request to Withdraw Registration Statement on Form S-1

File No. 333-257985

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), The Fresh Market Holdings, Inc. (the “Company”) hereby requests that, effective as of July 13, 2022, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-257985), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on July 16, 2021 and was amended on December 20, 2021 and March 14, 2022.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement, and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require any further information, please contact the Company’s counsel, Morgan, Lewis & Bockius LLP, by calling Howard A. Kenny at (212)-309-6843.

Very truly yours,

The Fresh Market Holdings, Inc.

By:	/s/ Carlos Clark
Name:	Carlos Clark
Title:	Senior Vice President, General Counsel and Corporate Secretary

cc:	Howard A. Kenny, Morgan, Lewis & Bockius LLP